Filed Pursuant to Rule 433

Registration No. 333-141982

August 25, 2009

The following information supplements the Preliminary Prospectus Supplement dated August 25, 2009.

Issuer	Spectra Energy Capital, LLC

Guarantee	Fully and unconditionally guaranteed by Spectra Energy Corp

Ratings (Moody’s / S&P)	Baa2 (Stable) / BBB (Negative)

Security	5.65% Senior Notes due 2020

Amount	$300,000,000

Type	SEC Registered

Trade Date	August 25, 2009

Settlement Date (T+3)	August 28, 2009

Maturity	March 1, 2020

Coupon Payment Dates	Semi-annual payments on March 1 and September 1 of each year, beginning March 1, 2010

Coupon Record Dates	Semi-annual on February 15 and August 15

Call Structure	Make-whole call at T + 35 bps

Benchmark	UST 3.625% due 8/2019

Benchmark Price	101-7+

Benchmark Yield	3.477%

Reoffer Spread	+220 bps

Reoffer Yield	5.677%

Coupon	5.65%

Price	99.788%

Gross Spread (%)	0.65%

Gross Spread ($)	$1,950,000

Net Proceeds (%)	99.138%

Net Proceeds ($)	$297,414,000

Joint Book-Running Managers	RBS Securities Inc. (22.0%) Credit Suisse Securities (USA) LLC (20.0%) SunTrust Robinson Humphrey, Inc. (20.0%) UBS Securities LLC (20.0%)

Co-managers	BMO Capital Markets Corp. (6.0%) KeyBanc Capital Markets Inc. (6.0%) Scotia Capital (USA) Inc. (6.0%)

CUSIP	84755TAD9

ISIN	US84755TAD90

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071; Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; SunTrust Robinson Humphrey, Inc. collect at 404-813-0215; or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.